Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the First Quarter of Fiscal 2016

1Q16 Added 16,090 New Subscribers

1Q16 Revenue Up 7.8% YOY to RMB165.4 Million ($26.7 Million)

1Q16 Operating Income Amounted to RMB48.4 Million ($7.8 Million)

Conference Call to be Held on August 20, 2015 at 8:00 a.m. ET

HONG KONG, China, August 19, 2015 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its preliminary unaudited financial results for the first quarter of fiscal 2016 ended June 30, 2015.

First Quarter of Fiscal 2016 Highlights

•	Revenues for the first quarter of fiscal 2016 increased by 7.8% to RMB165.4 million ($26.7 million) from RMB153.3 million in the prior year period.
•	New subscribers and accumulated subscriber base were 16,090 and 457,449, respectively.
•	Gross profit increased by 4.2% to RMB128.8 million ($20.8 million) from RMB123.6 million in the prior year period, despite higher raw material costs.
•	Gross margin was 77.9%, compared to 80.6% in the prior year period.
•

Operating income amounted to RMB48.4 million ($7.8 million), compared to RMB60.2 million in the prior year period, mainly due to the recognition of share-based compensation expense related to the restricted share units (“RSUs”) granted in the quarter ended December 31, 2014.

•	Operating income before depreciation and amortization and share-based compensation expenses was RMB74.8 million ($12.1 million), up 4.6% compared to RMB71.6 million in the prior year period.[1]
•	Interest expense was RMB25.9 million ($4.2 million) compared to RMB24.9 million in the prior year period.
•	Net income attributable to the Company’s shareholders was RMB13.6 million ($2.2 million), compared to RMB29.7 million in the prior year period.
•	Net cash provided by operating activities for the first quarter of fiscal 2016 was RMB130.1 million ($21.0 million).

“During the reporting quarter, the market continued to contract and remained challenging. The decline in births, however, did not prevent us from recruiting more than sixteen thousand new subscribers, representing a year-over-year increase of 3.5%, which is in line with management’s expectations.” said Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation, “We will continue to deepen our existing channels and launch value-added products, utilize O2O channels to increase our conversion ratio, and foster greater customer loyalty by creating parents-children communities. Meanwhile, we continue to build up our team and marketing network for the Zhejiang market. In face of the market contraction in the Chinese lunar “Year of the Sheep”, we are determined to achieve our subscriber target for fiscal 2016 by capitalizing on deepening of our existing sales channels and exploring new promotion platforms.”

1 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Summary — First Quarter Ended June 30, 2014 and 2015

	Three Months Ended June 30
(in thousands)	2014	2015
	RMB	RMB	US$
Revenues	153,331	165,363	26,672
Gross Profit	123,555	128,790	20,773
Operating Income	60,167	48,427	7,812
Depreciation and Amortization Expenses	11,407	12,328	1,988
Share-based Compensation Expense[2]	—	14,093	2,273
Interest Expense	24,895	25,883	4,175
Net Income Attributable to the Company’s Shareholders	29,736	13,551	2,185
Earnings per Ordinary Share — Basic[3] and Diluted (RMB/US$)	0.37	0.19	0.03

Revenue Breakdown (%)
Processing Fees	69.2%	64.8%
Storage Fees	30.8%	35.2%

New Subscribers (persons)	15,548	16,090
Total Accumulated Subscribers (persons)	392,171	457,449

Summary — Selected Cash Flow Statement Items

	Three Months Ended June 30
(in thousands)	2014	2015
	RMB	RMB	US$
Net cash provided by operating activities	124,643	130,126	20,988
Net cash used in investing activities	(18,397)	(5,579)	(900)
Net cash provided by financing activities	—	—	—

2 Share-based compensation expense relates to the Company’s restricted share unit scheme (“RSU Scheme”) in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014. Out of 7,300,000 RSUs granted, 7,080,000 ordinary shares (“Shares”) were then issued and deposited into a trust sponsored and funded by the Company (“Trust”).

3 The terms of the convertible notes held by KKR China Healthcare Investment Limited (“KKR”), Cordlife Group Limited (“CGL”) and Magnum Opus International Holdings Limited (“Magnum”) provide each party with the ability to participate in any excess cash dividend. As there is no excess cash dividend for the three months ended June 30, 2015, such participating right effect is nil.

First Quarter of Fiscal 2016 Financial Results

REVENUES. Revenues increased by 7.8% to RMB165.4 million ($26.7 million) in the first quarter of fiscal 2016 from RMB153.3 million in the prior year period. The key driver of this increase was the solid increase in storage revenue.

Revenues generated from storage fee increased by 23.5% to RMB58.3 million ($9.4 million) in the first quarter of fiscal 2016 from RMB47.2 million in the prior year period due to the expansion of the accumulated subscriber base. The subscriber base grew to 457,449 by the end of June 2015. Storage fees accounted for 35.2% of total revenues, compared to 30.8% in the prior year period.

Revenues generated from processing fees and other services in the first quarter of fiscal 2016 were RMB107.1 million ($17.3 million), up from RMB106.1 million in the prior year period. Revenues generated from processing fees accounted for 64.8% of total revenues, compared to 69.2% in the prior year period.

GROSS PROFIT. Gross profit for the first quarter of fiscal 2016 amounted to RMB128.8 million ($20.8 million), a 4.2% increase from RMB123.6 million in the prior year period. Gross margin was 77.9%, compared to 80.6% in the prior year period, due to higher raw material costs.

OPERATING INCOME. Operating income for the first quarter was RMB48.4 million ($7.8 million) compared to RMB60.2 million in the prior year period, mainly due to the recognition of share-based compensation expense. As a result, operating margin decreased to 29.3%, compared to 39.2% in the prior year period. Depreciation and amortization expenses for the first quarter were RMB12.3 million ($2.0 million), compared to RMB11.4 million in the prior year period. Share-based compensation expense related to the Company’s RSUs which were granted in December 2014 pursuant to the Company’s RSU Scheme amounted to RMB14.1 million ($2.3 million) for the first quarter, whereas no such expense was incurred in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB74.8 million ($12.1 million), a modest increase compared to RMB71.6 million in the prior year period.4

Research and Development Expenses. Research and development expenses remained stable at RMB1.9 million ($0.3 million) in the first quarter of fiscal 2016.

Sales and Marketing Expenses. Sales and marketing expenses for the first quarter amounted to RMB37.2 million ($6.0 million), compared to RMB31.7 million in the prior year period. As a percentage of revenue, sales and marketing expenses were 22.5%, as compared to 20.7% in the prior year period. This increase is attributable to increased marketing expenses and promotion activities, as well as the recognition of share-based compensation expense in the current quarter, whereas no such expense was incurred in the prior year period.

General and Administrative Expenses. General and administrative expenses for the first quarter were RMB41.2 million ($6.6 million) compared to RMB29.1 million in the prior year period. This increase is also mainly a result of the recognition of share-based compensation expense in the current quarter. As a result, general and administrative expenses as the percentage of revenue were 24.9%, compared to 19.0% in the prior year period.

4 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

OTHER INCOME AND EXPENSES.

Interest Expense. Interest expense was RMB25.9 million ($4.2 million), compared to RMB24.9 million in the prior year period. Interest expense was mainly related to the Company’s outstanding convertible notes.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As a result of the increase in direct costs and operating expenses, income before income tax for the first quarter decreased to RMB28.5 million ($4.6 million) from RMB41.5 million. Net income attributable to the Company’s shareholders for the first quarter of fiscal 2016 amounted to RMB13.6 million ($2.2 million), compared to RMB29.7 million in the prior year period. Net margin for the first quarter of fiscal 2016 was 8.2%.

EARNINGS PER SHARE. The terms of the convertible notes held by KKR, CGL and Magnum provide each party with the ability to participate in any Excess Cash Dividend5. Therefore, the calculation of basic and diluted EPS has taken into consideration the effect of such participating rights. As there is no Excess Cash Dividend for the current period, such participating right effect is nil. Basic and diluted earnings per ordinary share for the first quarter of fiscal 2016 were RMB0.19 ($0.03).6

LIQUIDITY. As of June 30, 2015, the Company had cash and cash equivalents of RMB2,560.9 million ($413.0 million), compared to RMB2,436.7 million as of March 31, 2015. The Company had total debt of RMB886.1 million ($142.9 million) as of June 30, 2015. Net cash provided by operating activities for the first quarter of fiscal 2016 amounted to RMB130.1 million ($21.0 million).

5 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

6 During the quarter ended December 31, 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Company’s RSU Scheme, subject to certain performance conditions. Out of 7,300,000 RSUs granted, 7,080,000 Shares were then issued and deposited into a Trust, and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU Scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees as a class. Under the non-GAAP measure to take into account of such Shares, in addition to 73,003,248 outstanding shares, basic and diluted earnings per ordinary share were RMB0.17 ($0.03) for the three months ended June 30, 2015.

Recent Developments

•                          On April 27, 2015, the Company announced that its board of directors (the “Board”) has received a non-binding proposal letter from Golden Meditech Holdings Limited (“Golden Meditech”), pursuant to which Golden Meditech proposes to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for US$6.40 per ordinary share in cash.

According to the proposal letter, which was dated April 27, 2015, the proposed transaction is intended to be financed with a combination of available cash resources of Golden Meditech and debt and equity capital. In connection with the proposed transaction, Golden Meditech also intends to acquire all of the 7% senior convertible notes of the Company pursuant to agreements entered into with the holders of such convertible notes.

•                          On April 29, 2015, the Company announced that in response to the non-binding proposal letter dated April 27, 2015 received by the Board from Golden Meditech, the Board has formed a special committee of independent directors who are not affiliated with Golden Meditech (the “Special Committee”) to evaluate such proposal. The Special Committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng, each of whom currently serves as an independent director on the Board, with Mr. Chen serving as the chair of the Special Committee.

•                          On June 2, 2015, the Company announced that the Special Committee has appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel. The Special Committee is considering Golden Meditech’s proposal as well as the Company’s other alternatives. The Special Committee has not set a definitive timetable to complete its evaluation of Golden Meditech’s proposal or any other alternative and does not currently intend to announce developments unless and until an agreement has been reached.

•                          On August 6, 2015, the Company announced that the Board has received a non-binding acquisition proposal letter from Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”), pursuant to which Nanjing Xinjiekou offered to acquire all of the Company’s China business, including all of the Company’s equity interests in its China subsidiaries and its assets and resources relating to its business in China.  The purchase price offered is not lower than RMB6.0 billion, to be paid in cash or shares or a combination thereof. The Special Committee, in consultation with its legal and financial advisors, will carefully review and evaluate the Nanjing Xinjiekou’s proposal.

The Company cautions its shareholders and others considering trading its securities that no decisions have been made with respect to the Company’s response to either Golden Meditech’s proposal or Nanjing Xinjiekou’s proposal, and there cannot be any assurance as to when, if ever, or on what terms any alternative transaction will be consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Thursday, August 20, 2015 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL above. Listeners can also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers, or +852-5808-3202 for Hong Kong callers, access code: 9995725.

Use of Non-GAAP Financial Measures

GAAP results for the three months ended June 30, 2015 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including revisions to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; the non-binding proposal letters from Golden Meditech and Nanjing Xinjiekou; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending June 30, 2015 were made at the noon buying rate of RMB6.2000 to $1.00 on June 30, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2015

	March 31,	June 30,
	2015	2015
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	2,436,655	2,560,907	413,049
Trading securities	7,708	7,841	1,265
Accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB28,624; June 30, 2015: RMB30,915 (US$4,986))	120,762	119,653	19,299
Inventories	23,803	25,564	4,123
Prepaid expenses and other receivables	19,508	15,162	2,446
Debt issuance costs	3,592	3,586	578
Deferred tax assets	10,270	11,088	1,788
Total current assets	2,622,298	2,743,801	442,548
Property, plant and equipment, net	603,167	596,161	96,155
Non-current deposits	207,258	208,360	33,606
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB55,211; June 30, 2015: RMB53,750 (US$8,669))	194,238	195,135	31,474
Inventories	58,224	59,947	9,669
Intangible assets, net	115,928	114,773	18,512
Available-for-sale equity securities	122,416	133,077	21,464
Other investment	189,129	189,129	30,505
Debt issuance costs	4,210	3,309	534
Deferred tax assets	2,618	2,172	350
Total assets	4,119,486	4,245,864	684,817

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,677
Accounts payable	12,673	14,989	2,418
Accrued expenses and other payables	87,381	66,555	10,735
Deferred revenue	220,140	239,172	38,576
Amounts due to related parties	20,802	21,763	3,510
Income tax payable	10,081	10,844	1,749
Deferred tax liabilities	9,100	10,400	1,677
Total current liabilities	420,177	423,723	68,342
Convertible notes	815,851	826,069	133,237
Non-current deferred revenue	1,099,399	1,161,768	187,382
Other non-current liabilities	215,585	226,926	36,601
Deferred tax liabilities	25,261	25,156	4,057
Total liabilities	2,576,273	2,663,642	429,619

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and June 30, 2015, respectively	50	50	8
Additional paid-in capital	814,678	828,775	133,674
Treasury stock, at cost (March 31 and June 30, 2015: 136,899 shares, respectively)	(2,815)	(2,815)	(454)
Accumulated other comprehensive income	63,230	74,649	12,041
Retained earnings	662,615	676,166	109,059
Total equity attributable to China Cord Blood Corporation	1,537,758	1,576,825	254,328
Non-controlling interests	5,455	5,397	870
Total equity	1,543,213	1,582,222	255,198
Total liabilities and equity	4,119,486	4,245,864	684,817

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months ended June 30, 2014 and 2015

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in thousands except per share data)

Revenues	153,331	165,363	26,672
Direct costs	(29,776)	(36,573)	(5,899)
Gross profit	123,555	128,790	20,773
Operating expenses
Research and development	(2,499)	(1,934)	(312)
Sales and marketing	(31,743)	(37,209)	(6,001)
General and administrative	(29,146)	(41,220)	(6,648)
Total operating expenses	(63,388)	(80,363)	(12,961)
Operating income	60,167	48,427	7,812
Other expense, net
Interest income	4,266	4,710	760
Interest expense	(24,895)	(25,883)	(4,175)
Exchange gain/(loss)	180	(41)	(7)
Dividend income	1,196	1,180	190
Others	617	89	14
Total other expense, net	(18,636)	(19,945)	(3,218)
Income before income tax	41,531	28,482	4,594
Income tax expense	(11,937)	(14,989)	(2,418)
Net income	29,594	13,493	2,176
Net income attributable to non-controlling interests	142	58	9
Net income attributable to China Cord Blood Corporation’s shareholders	29,736	13,551	2,185

Net income per share:
Attributable to ordinary shares
- Basic	0.37	0.19	0.03
- Diluted	0.37	0.19	0.03

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	529	559	90
- Net unrealized gain in available-for-sale equity securities, net of nil tax	4,506	10,860	1,752
Comprehensive income	34,629	24,912	4,018

Comprehensive income attributable to non-controlling interests	142	58	9
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	34,771	24,970	4,027

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months ended June 30, 2014 and 2015

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	60,167	48,427	7,812

Depreciation and amortization expenses[7]	11,407	12,328	1,988

Share-based compensation expense[8]	—	14,093	2,273

Non-GAAP operating income	71,574	74,848	12,073

7 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

8 Share-based compensation expense relates to the Company’s RSU Scheme in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014. Out of 7,300,000 RSUs granted, 7,080,000 Shares were then issued and deposited into a Trust.